BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006


Clarke S. Edgar                         Mailing Address:
Vice President                          P.O. Box 318
Telephone: 212-250-9399                 Church Street Station
                                        New York, NY 10008


                                        February 14, 1995



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Stouds, Inc.


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                        Sincerely,



                                        Clarke S. Edgar



Enclosures

            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549


                       SCHEDULE 13G


         Under the Securities Exchange Act of 1934
                   (Amendment No.  2 )*
                                 ____

                       Strouds, Inc.
          _______________________________________
                      NAME OF ISSUER:
               Common Stock $.0001 par value
          _______________________________________
               TITLE OF CLASS OF SECURITIES
                        863451 10 0
          _______________________________________
                       CUSIP NUMBER


     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
     1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


             (Continued on following page(s))

                     Page 1 of 4 Pages

CUSIP No. 863451100
Page 2 of 4 Pages


1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  BT Capital Partners, Inc.
  IRS Identification No.:  13-2725387

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

  Inapplicable

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

  Delaware

 NUMBER OF     5. SOLE VOTING POWER

  SHARES            2,358,550

BENEFICIALLY   6. SHARED VOTING POWER

 OWNED BY           None

  EACH         7. SOLE DISPOSITIVE POWER

REPORTING           2,358,550*
                    *Includes 10,750 shares subject to an option
 PERSON             to purchase in favor of Charles Robins, a
                    director of the Issuer.
  WITH
               8. SHARED DISPOSITIVE POWER

                    None

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,358,550
                    *Includes presently exercisable warrants to purchase 283,811 shares.

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN
   SHARES *

                    Inapplicable

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    27.7%

12.TYPE OF REPORTING PERSON *

                    CO

                                                Page 3 of 4 Pages

Item 1(a)    NAME OF ISSUER:  See cover page.

Item 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             780 South Nogales Street
             City of Industry, California  91748

Item 2(a)    NAME OF PERSON FILING:  See cover page.

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             280 Park Avenue - 32W
             New York, New York  10017

Item 2(c)    CITIZENSHIP:  See cover page.

Item 2(d)    TITLE OF CLASS OF SECURITIES:  See cover page.

Item 2(e)    CUSIP NUMBER:  See cover page.

Item 3       THE PERSON FILING IS A:

             Inapplicable.

Item 4       OWNERSHIP:  See cover page.

Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             Inapplicable.

Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
             ANOTHER PERSON:

             Inapplicable.

Item 7       IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
             WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
             PARENT HOLDING COMPANY:

             Inapplicable.

Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
             GROUP:

             Inapplicable.

Item 9       NOTICE OF DISSOLUTION OF GROUP:

             Inapplicable.

                                                Page 4 of 4 Pages

Item 10      CERTIFICATION:

             Inapplicable.

SIGNATURE:

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1994

Signature:  Bankers Trust New York Corporation



By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary


Signature:  BT Capital


By:           /s/Heide Silverstein
Name:            Heide Silverstein

Title:           Secretary-Treasurer